Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

May 18, 2006

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated May 18, 2006 referring to "Partial Amendment of Sumitomo Corporation's Articles of Incorporation" [English translation].

2. Press Release dated May 18, 2006 referring to "Sumitomo Corporation Announces Grant of Stock Options" [English translation].

3. Press Release dated May 18, 2006 referring to "Sumitomo Corporation Announces Grant of Stock Options for a Stock-Linked Compensation Plan" [English translation].

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata

General Manager, Investor Relations Dept.

Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For Immediate Release

May 18, 2006

To whom it may concern:

Sumitomo Corporation

Motoyuki Oka, President and CEO

Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section

Contact: Mitsuru Iba,

Corporate Communications Dept.

Tel. +81-3-5166-3089

Re: Partial Amendment of Sumitomo Corporation's Articles of Incorporation

Sumitomo Corporation (the "Company") hereby announces that at a meeting held today, the Board of Directors resolved to request approval for the "Partial Amendment of the Articles of Incorporation" at the Ordinary General Meeting of Shareholders scheduled to be held on June 23, 2006 as follows.

1. Purpose of the Amendment

(1) In accordance with the Company Law (Law No. 86 of 2005) that became effective as of May 1, 2006, the Company proposes to amend certain provisions of the Articles of Incorporation for the following reasons:

(i) To provide for more expeditious development of new businesses in the future, the Company will add a comprehensive business purpose to Article 3 (PURPOSES).

(ii) To facilitate enhanced disclosure of information at General Meetings of Shareholders, the Company will add a new Article 16 (PROVISION OF REFERENCE DOCUMENTS FOR GENERAL MEETINGS OF SHAREHOLDERS VIA THE INTERNET) concerning the disclosure and deemed provision of reference documents for General Meetings of Shareholders via the Internet.

(iii) The Company will institute the changes shown in proposed Article 18 (EXERCISE OF VOTING RIGHT BY PROXY) to clarify the number of representatives who may exercise proxy voting rights at the General Meeting of Shareholders.

(iv) To enable the Board of Directors to operate in a more expeditious manner, the Company will add a new Paragraph 3 to the proposed Article 22 (MEETINGS OF THE BOARD OF DIRECTORS) allowing the Board of Directors to adopt

resolutions either in writing or by electromagnetic recording as necessary.

(v) To facilitate the retention of highly qualified individuals as Outside Corporate Auditors and the performance of their expected roles, the Company will add a new Paragraph 2 to the proposed Article 31 (EXEMPTION OF CORPORATE AUDITORS FROM LIABILITY) allowing the Company to enter into an agreement with Outside Corporate Auditors to limit the Corporate Auditor's liability.

(vi) In addition to the aforementioned, the Company will make certain other necessary changes, including the addition, deletion, revision or relocation of provisions, in keeping with the provisions of the Company Law.

(2) The Company will institute the changes shown in proposed Article 5 (METHOD OF PUBLIC NOTICE), which is to modify its method of issuing public notices from publication in the "Nihon Keizai Shimbun" to posting electronically on the Company's website on the Internet, in order to provide more convenient access to public notices and reduce the cost of making public notices. Proposed Article 5 will also be amended to set forth an alternative method when electronic publication is not possible due to events beyond the control of the Company.

2. Details of the Amendment

The table showing the details of the amendment is attached hereto. The table shows a comparison between the current Articles of Incorporation and the proposed amendments, and the corresponding reasons for such proposed amendments.

[Note: In the original Japanese text, changes to the Articles of Incorporation are underlined. However, the underline has been omitted in this English translation, because the English translation corresponding to the underlined Japanese text will not accurately indicate the actual changes made to the English translation of the Articles of Incorporation.]

3. Schedule

General Meeting of Shareholders for the approval of the amendment	June 23, 2006
The effective date of the amendment	June 23, 2006

Current Articles of Incorporation	Proposed Amendment	Reasons for the Amendments
CHAPTER I. GENERAL PROVISIONS	CHAPTER I. GENERAL PROVISIONS	
ARTICLE 1. CORPORATE NAME (Omitted)	ARTICLE 1. CORPORATE NAME (Unchanged)	
ARTICLE 2. LOCATION OF HEAD OFFICE (Omitted)	ARTICLE 2. LOCATION OF HEAD OFFICE (Unchanged)	
ARTICLE 3. PURPOSES The purposes of the Corporation shall be to engage in the following businesses: 1. through 28. (omitted) (New Item)	ARTICLE 3. PURPOSES The purposes of the Corporation shall be to engage in the following businesses: 1. through 28. (omitted) 29. Businesses other than those set forth in the preceding items.	Addition of a comprehensive business purpose to provide for more expeditious development of new businesses in the future.
(New Section)	ARTICLE 4. INSTITUTIONS In addition to the general meeting of shareholders and the Directors, the Corporation shall have the following: 1. Board of Directors; 2. Corporate Auditors; 3. Board of Corporate Auditors; and 4. Accounting Auditors.	Addition of a general provision regarding corporate institutions of the Company in line with the Company Law taking effect.
ARTICLE 4. METHOD OF PUBLIC NOTICE Public notices by the Corporation shall be made in the "Nihon Keizai Shimbun."	ARTICLE 5. METHOD OF PUBLIC NOTICE Public notices of the Corporation shall be given electronically. If, due to accident or some other unavoidable reason, electronic publication is not possible, then public notice will be made in the "Nihon Keizai Shimbun."	Modification of the method of issuing public notices from publication in the "Nihon Keizai Shimbun" to posting electronically on the Company's website on the Internet, in order to provide more convenient access to public notices and to reduce the cost of publishing. An alternative method when electronic publication is not possible due to events beyond the control of the Company is added as well.
CHAPTER II. SHARES	CHAPTER II. SHARES	
ARTICLE 5. TOTAL NUMBER OF SHARES The total number of shares authorized to be issued by the Corporation shall be two billion (2,000,000,000) shares.	ARTICLE 6. TOTAL NUMBER OF AUTHORIZED SHARES The total number of shares authorized to be issued by the Corporation shall be two billion (2,000,000,000) shares.	Revision to be made in keeping the terminology consistent with the provisions of the Company Law. *(Note: The terminology of the original Japanese text is amended, but since such*

		amendment is a matter of form and not of substance, the corresponding English text is not amended.)
(New Section)	ARTICLE 7. ISSUANCE OF SHARE CERTIFICATES The Corporation shall issue share certificates representing the corresponding shares.	Addition of a provision that the company will issue share certificates in line with the Company Law taking effect.
ARTICLE 6. REPURCHASE OF TREASURY STOCK Pursuant to the provisions in Article 211-3 Paragraph 1, item 2 of the Commercial Code, the Corporation may buy back treasury stock, by resolution of the Board of Directors.	ARTICLE 8. REPURCHASE OF TREASURY STOCK Pursuant to the provisions of Article 165, Paragraph 2 of the Company Law, the Corporation may, by resolution of the Board of Directors, repurchase its shares through market transactions.	Revision to be made in keeping the terminology consistent with the provisions of the Company Law.
ARTICLE 7. NUMBER OF SHARES IN VOTING UNIT AND NON-ISSUE OF SHARES CONSTITUTING LESS THAN A FULL VOTING UNIT (1) The number of shares in one voting unit shall be one thousand (1,000) shares. (2) The Corporation shall not issue share certificates for a number of shares less than one voting unit (hereinafter "fractional voting unit shares"). However, this does not apply when specified in the share handling rules.	ARTICLE 9. NUMBER OF SHARES IN A VOTING UNIT AND NON-ISSUANCE OF SHARE CERTIFICATES REPRESENTING LESS THAN A FULL VOTING UNIT (1) The number of shares in one voting unit shall be one thousand (1,000) shares. (2) Notwithstanding the provisions of Article 7, the Corporation shall not issue share certificates representing less than a full voting unit, unless otherwise provided by the Share Handling Rules.	Revision to be made in keeping the terminology consistent with the provisions of the Company Law. (At the meeting held on April 28, 2006, the Board of Directors resolved to change the number of shares in one voting unit of the Company to one hundred (100) shares from September 1, 2006.)
ARTICLE 8. SALE AND DELIVERY OF SHARES TO A FULL VOTING UNIT Shareholders of the Corporation holding shares constituting less than a full voting unit (as used herein, this term includes actual shareholders), in accordance with the provisions of the share handling rules, may request the sale and delivery of shares needed to constitute a full voting unit when combined with the number of shares held thereby which do not constitute a full voting unit.	ARTICLE 10. SALE AND DELIVERY OF SHARES TO A FULL VOTING UNIT Shareholders of the Corporation (as used herein, this term includes actual shareholders) may, in accordance with the provisions of the Share Handling Rules, request the sale and delivery of shares needed to constitute a full voting unit when combined with the number of shares which do not constitute a full voting unit already held by such shareholder; provided, however, that the	Revision to be made in keeping the terminology consistent with the provisions of the Company Law.

Provided, however, that the foregoing provision shall not apply when the Corporation does not hold treasury stock in the number of shares to be sold and delivered.	foregoing provision shall not apply when the Corporation does not hold the number of shares of treasury stock requested.	
ARTICLE 9. DENOMINATIONS OF SHARE CERTIFICATES The denominations of share certificates to be issued by the Corporation shall be determined by the Board of Directors.	(Deleted)	To better organize the provisions of the Articles, current Article 9 will be deleted and its provisions will be incorporated in Article 12.
ARTICLE 10. RECORD DATE (1) The Corporation shall specify that those shareholders possessing voting rights who are registered or recorded in the register of shareholders (as used herein, this term includes the register of beneficial shareholders) as of the close of each fiscal year shall be, ipso facto, the shareholders entitled to exercise rights at the ordinary general meeting of shareholders in respect of the relevant fiscal period. (2) In addition to the cases expressly provided for in the preceding paragraph and elsewhere in these Articles of Incorporation, the Corporation may, whenever necessary, upon giving prior public notice, fix an ad hoc record date.	(Deleted)	To better organize the provisions of the Articles, current Article 10 will be deleted and provisions incorporated in Article 14.
ARTICLE 11. TRANSFER AND OTHER PROCEDURES Registration of the transfer of shares, purchase of shares not constituting a full voting unit, sale and delivery of shares to a full voting unit and other matters relating to the handling of shares shall be determined by the Board of Directors.	(Deleted)	To better organize the provisions of the Articles, current Article 11 will be deleted and its provisions incorporated in Article 12.
ARTICLE 12. TRANSFER AGENT (1) The Corporation shall have a transfer agent for the shares of the Corporation.	ARTICLE 11. REGISTRAR OF SHAREHOLDERS (1) The Corporation shall have a Registrar of Shareholders.	Revision to be made in keeping the terminology consistent with the provisions of the Company Law, and to better organize the provisions of the

(2) The transfer agent and its business office shall be appointed by resolution of the Board of Directors, and the appointment shall be publicly noticed. (New Section)	(2) The Registrar of Shareholders and its place of business shall be decided by resolution of the Board of Directors, and shall be publicly noticed. (3) The Registrar of Shareholders shall be entrusted with the preparation and maintenance of the Company's register of shareholders (as used herein, references to the register of shareholders include the list of actual shareholders), the register of stock acquisition rights and the register of lost share certificates, as well as other duties relating to the register of shareholders, the register of stock acquisition rights and the register of lost share certificates. The Company shall not handle such matters at its place of business.	Articles, Paragraph 3 is added.
ARTICLE 13. REGISTER OF SHAREHOLDERS AND REGISTER OF LOST SHARE CERTIFICATES The register of shareholders of the Corporation and the register of lost share certificates shall be kept at the business office of the transfer agent, and registration of the transfer of shares, purchase of shares not constituting a full voting unit, sale and delivery of shares to a full voting unit and other matters relating to the shares of the Corporation shall be handled by the transfer agent and not by the Corporation.	(Deleted)	To better organize the provisions of the Articles, current Article 13 will be deleted and its provisions incorporated in Article 11 Paragraph 3.
(New Section)	ARTICLE 12. HANDLING OF SHARES The Corporation's shares and related fees shall be handled in compliance with applicable law and regulations and the Articles of Incorporation as well as the Share Handling Rules established by the Board of Directors.	Provision added in connection with better organizing the provisions of the Articles.
CHAPTER III. GENERAL MEETING	CHAPTER III. GENERAL MEETING	

OF SHAREHOLDERS	OF SHAREHOLDERS	
ARTICLE 14. TIME OF CONVOCATION (Omitted)	ARTICLE 13. TIME OF CONVOCATION (Unchanged)	
(New Section)	ARTICLE 14. DATE OF RECORD FOR ORDINARY GENERAL MEETINGS OF SHAREHOLDERS The date of record for the right to vote at the Corporation's ordinary general meeting of shareholders shall be March 31 of each year.	Provision added in connection with better organizing the provisions of the Articles.
ARTICLE 15. CHAIRMAN (Omitted)	ARTICLE 15. CHAIRMAN (Unchanged)	
(New Section)	ARTICLE 16. PROVISION OF REFERENCE DOCUMENTS FOR GENERAL MEETINGS OF SHAREHOLDERS VIA THE INTERNET The Company may, in accordance with the rules established by the Ministry of Justice, use the Internet to furnish shareholders with reference documents for general meetings of shareholders, business reports, non-consolidated and consolidated financial statements, or other information that should be displayed or described therein, and such information may be deemed to have been furnished to shareholders.	Addition of a new Article 16 concerning the disclosure and deemed provision of reference documents for general meetings of shareholders via the Internet to facilitate enhanced disclosure of information at general meetings of shareholders.
ARTICLE 16. RESOLUTIONS (1) Except as otherwise provided by law, regulation or these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by a majority of the votes represented by the shareholders present. (2) A special resolution as prescribed under Article 343 of the Commercial Code shall be adopted by a vote of at least two-thirds of the	ARTICLE 17. RESOLUTIONS (1) Unless otherwise provided for in applicable laws and regulations or the Articles of Incorporation, a resolution at a general meeting of shareholders shall be adopted by a majority vote of the attending shareholders eligible to exercise their voting rights. (2) Any resolution set forth in Article 309, Paragraph 2 of the Company Law shall be adopted by a two-third	Revision to be made in keeping the terminology consistent with the provisions of the Company Law.

shareholders present at a general meeting of shareholders attended by shareholders holding at least one-third of the total number of voting rights.	vote of the shareholders present at a meeting attended by shareholders holding at least one-third of the voting rights of the shareholders eligible to exercise their voting rights.	
ARTICLE 17. EXERCISE OF VOTING RIGHT BY PROXY A shareholder may exercise his/her voting rights by proxy. The proxy must be a shareholder of the Corporation and the proxy or the shareholder must show the Corporation his/her power of attorney.	ARTICLE 18. EXERCISE OF VOTING RIGHT BY PROXY A shareholder may exercise his/her voting rights by one proxy. The proxy must be a shareholder of the Corporation and the proxy or the shareholder must show the Corporation his/her power of attorney.	Revision to be made to clarify the number of representatives who may exercise proxy voting rights at the general meeting of shareholders.
CHAPTER IV. DIRECTORS, BOARD OF DIRECTORS AND EXECUTIVE OFFICERS	CHAPTER IV. DIRECTORS, BOARD OF DIRECTORS AND EXECUTIVE OFFICERS	
ARTICLE 18. ELECTION OF DIRECTORS (1) Directors shall be elected by a majority of the votes represented at a meeting attended by shareholders holding not less than one-third of the total number of shareholder voting rights. (2) (Omitted)	ARTICLE 19. ELECTION OF DIRECTORS (1) The resolution for the election of Directors shall be adopted by a majority vote of the shareholders present at a general meeting of shareholders attended by shareholders representing at least one-third of the voting rights of the shareholders eligible to exercise their voting rights. (2) (Unchanged)	Revision to be made in keeping the terminology consistent with the provisions of the Company Law.
ARTICLE 19. TERM OF OFFICE OF DIRECTORS The term of office of Directors shall expire upon the conclusion of the ordinary general meeting of shareholders in respect of the last fiscal period ending within one (1) year after their assumption of office.	ARTICLE 20. TERM OF DIRECTORS The term of a Director shall end at the close of the ordinary general meeting of shareholders for the final fiscal year ending within the one (1) year following the election of such Director.	Revision to be made in keeping the terminology consistent with the provisions of the Company Law.
ARTICLE 20. REPRESENTATIVE DIRECTORS AND EXECUTIVE DIRECTORS (1) By resolution of the Board of	ARTICLE 21. REPRESENTATIVE DIRECTORS AND EXECUTIVE DIRECTORS (1) The Board of Directors shall elect	Revision to be made in keeping the terminology consistent with the provisions of the Company Law.

Directors, the Corporation shall appoint Representative Directors to represent the Corporation. (2) By resolution of the Board of Directors, the Corporation may appoint a Chairman of the Board of Directors, one or more Vice-Chairmen of the Board of Directors and a President and CEO.	one or more Representative Directors by their resolution. (2) The Board of Directors may appoint the Chairman of the Board of Directors, Vice Chairman of the Board of Directors, and a President and CEO by their resolution.	
ARTICLE 21. MEETINGS OF THE BOARD OF DIRECTORS (1) through (2) (Omitted) (3) All resolutions of the Board of Directors shall be adopted by a majority of the Directors present at a meeting attended by a majority of the Directors. (New Section)	ARTICLE 22. MEETINGS OF THE BOARD OF DIRECTORS (1) through (2) (Unchanged) (Deleted) (3) When the requirements of Article 370 of the Company Law have been met, the Corporation shall deem that a resolution by the Board of Directors has been adopted.	Provision deleted to better organize the provisions of the Articles. Provision added to allow resolutions to be made in writing so that the Board of Directors may operate in a more expeditious manner.
ARTICLE 22. REMUNERATION FOR DIRECTORS The amount of remuneration and retirement allowance to be paid to Directors shall be determined by the general meeting of shareholders.	ARTICLE 23. REMUNERATION FOR DIRECTORS Directors' compensation, bonuses, and other financial benefits received from the Corporation in consideration of the performances of duties rendered to the Corporation (hereinafter collectively referred to as "remuneration") shall be determined by resolution of the general meeting of shareholders.	Revision to be made in keeping the terminology consistent with the provisions of the Company Law.
ARTICLE 23. EXEMPTION OF DIRECTORS FROM LIABILITY Pursuant to the provisions of Article 266 Paragraph 12 of the Commercial Code, the Corporation may release Directors (including former Directors) from liability relating to the activities specified in Paragraph 1, item 5 of the same article, to the extent permitted by law, with the approval of the Board of Directors.	ARTICLE 24 EXEMPTION OF DIRECTORS FROM LIABILITY To the extent provided for by applicable law and regulations, the Corporation may exempt the Directors from liability by resolution of the Board of Directors.	Revision to be made in keeping the terminology consistent with the provisions of the Company Law.

ARTICLE 24. EXECUTIVE OFFICERS (1) By resolution of the Board of Directors, the Corporation may appoint Executive Officers and assign the execution of a portion of its operations to them. (2) By resolution of the Board of Directors, the Corporation may appoint a President and CEO, Executive Vice Presidents, Senior Managing Executive Officers, Managing Executive Officers and other titled executive officers.	ARTICLE 25. EXECUTIVE OFFICERS (1) The Board of Directors may appoint Executive Officers and assign the execution of a portion of the Corporation's operations to them by their resolution. (2) The Board of Directors may appoint a President and CEO, Executive Vice Presidents, Senior Managing Executive Officers, Managing Executive Officers and other titled Executive Officers.	Revision to be made in keeping the terminology consistent with the provisions of the Company Law.
CHAPTER V. CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS	CHAPTER V. CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS	
ARTICLE 25. ELECTION OF CORPORATE AUDITORS Corporate Auditors shall be elected by a majority of the votes represented at a meeting attended by shareholders holding not less than one-third of the total number of shareholder voting rights.	ARTICLE 26. ELECTION OF CORPORATE AUDITORS The resolution for the election of Corporate Auditors shall be adopted by a majority vote of the shareholders present at a general meeting of shareholders attended by shareholders representing at least one-third of the voting rights of the shareholders eligible to exercise their voting rights.	Revision to be made in keeping the terminology consistent with the provisions of the Company Law.
ARTICLE 26. TERM OF OFFICE OF CORPORATE AUDITORS (1) The term of office of Corporate Auditors shall expire upon the conclusion of the ordinary general meeting of shareholders in respect of the last fiscal period ending within four (4) years after their assumption of office. (2) The term of office of a Corporate Auditor who has assumed his/her office to fill a vacancy shall be the unexpired term of his/her predecessor.	ARTICLE 27. TERM OF OFFICE OF CORPORATE AUDITORS (1) The term of a Corporate Auditor shall end at the close of the ordinary general meeting of shareholders for the final fiscal year ending within four (4) years after the election of such Corporate Auditor. (2) The term of a Corporate Auditor who has been selected as a replacement for a Corporate Auditor who retired prior to the completion of his/her term shall continue for the remaining term of such retired Corporate Auditor.	Revision to be made in keeping the terminology consistent with the provisions of the Company Law.

ARTICLE 27. FULL-TIME CORPORATE AUDITORS AND STANDING CORPORATE AUDITORS (1) Corporate Auditors shall elect from among themselves one or more Full-Time Corporate Auditors. (2) The Corporate Auditors may elect from among themselves one or more Standing Corporate Auditors.	ARTICLE 28. FULL-TIME CORPORATE AUDITORS AND STANDING CORPORATE AUDITORS (1) The Board of Corporate Auditors shall elect one or more Full-Time Corporate Auditors by their resolution. (2) The Board of Corporate Auditors, the Corporation may elect one or more Standing Corporate Auditors.	Revision to be made in keeping the terminology consistent with the provisions of the Company Law.
ARTICLE 28. MEETINGS OF THE BOARD OF CORPORATE AUDITORS (1) through (3) (Omitted) (4) All resolutions of the Board of Corporate Auditors shall, except as otherwise provided by law or regulation, be adopted by a majority of the Corporate Auditors.	ARTICLE 29. MEETINGS OF THE BOARD OF CORPORATE AUDITORS (1) through (3) (Unchanged). (4) (Deleted)	Provision deleted to better organize the provisions of the Articles.
ARTICLE 29. REMUNERATION FOR CORPORATE AUDITORS The amount of remuneration and retirement allowance to be paid to Corporate Auditors shall be determined by the general meeting of shareholders.	ARTICLE 30. REMUNERATION FOR CORPORATE AUDITORS Corporate Auditors' remuneration shall be determined by the resolution of the general meeting of shareholders.	Revision to be made in keeping the terminology consistent with the provisions of the Company Law.
ARTICLE 30. EXEMPTION OF CORPORATE AUDITORS FROM LIABILITY Pursuant to the provisions in Article 280 Paragraph 1 of the Commercial Code, the Corporation may release Corporate Auditors (including former Corporate Auditors) from liability, to the extent permitted by law, with the approval of the Board of Directors.	ARTICLE 31. EXEMPTION OF CORPORATE AUDITORS FROM LIABILITY (1) To the extent provided for by applicable law and regulations, the Corporation may exempt the Corporate Auditors from liability by resolution of the Board of Directors.	Revision to be made in keeping the terminology consistent with the provisions of the Company Law.
(New Section)	(2) To the extent provided for by applicable law and regulations, the Corporation may enter into an agreement with Outside Corporate Auditors to limit the liability of such Corporate Auditor.	Addition of Paragraph 2, allowing the Company to enter into an agreement with Outside Corporate Auditors to limit the auditor's liability, to facilitate the retention of highly qualified individuals as Outside Corporate Auditors and the

		performance of their expected roles.
CHAPTER VI. ACCOUNTING	CHAPTER VI. ACCOUNTING	
ARTICLE 31. FISCAL YEAR The fiscal year of the Corporation shall commence on April 1 of each year and end on March 31 of the following year.	ARTICLE 32. FISCAL YEAR The fiscal year of the Corporation shall commence on April 1 of each year and end on March 31 of the following year.	*(Note: The terminology of the original Japanese text is amended, but since such amendment is a matter of form and not of substance, the corresponding English text is not amended.)*
ARTICLE 32. ORDINARY DIVIDEND Any ordinary dividend shall be paid to the shareholders or pledgees registered or recorded in the register of shareholders as of the close of the relevant fiscal year. (New Section)	ARTICLE 33. DISTRIBUTION OF RETAINED EARNINGS (1) The Corporation may, by resolution of the general meeting of shareholders, pay year-end dividends to its shareholders or registered pledgees of shares who are listed or recorded on the register of shareholders as of March 31 of the applicable fiscal year. (2) In addition to the preceding Paragraph, the Corporation may, by resolution of the Board of Directors, pay interim dividends to its shareholders or registered pledgees of shares who are listed or recorded on the register of shareholders as of September 30 of the applicable fiscal year.	Revision to be made in keeping the terminology consistent with the provisions of the Company Law.
ARTICLE 33. INTERIM DIVIDEND By resolution of the Board of Directors, the Corporation may distribute money as an interim dividend to the shareholders or pledgees registered or recorded in the register of shareholders as of the last day of September.	(Deleted)	To better organize the provisions of the Articles, current Article 33 will be deleted and its provisions incorporated in Article 33 Paragraph 2.
ARTICLE 34. PRESCRIPTION PERIOD FOR DIVIDEND PAYMENTS The Corporation shall have no obligation to pay any ordinary or interim dividend that has remained unclaimed for a period of three (3) full years from the date of commencement of payment.	ARTICLE 34. PRESCRIPTION PERIOD The Corporation shall have no obligation to pay any ordinary or interim dividend that has remained unclaimed for a period of three (3) full years from the date of commencement of payment.	Revision to be made in keeping the terminology consistent with the provisions of the Company Law. *(Note: The terminology of the original Japanese text is amended, but since such amendment is a matter of form and not of substance, the corresponding English text is not amended.)*

For Immediate Release

May 18, 2006

To whom it may concern:

Sumitomo Corporation
Motoyuki Oka, President and CEO
Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section
Contact: Mitsuru Iba,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Re: Sumitomo Corporation Announces Grant of Stock Options

Sumitomo Corporation (the "Company") hereby announces that at a meeting held today, the Board of Directors resolved to obtain an authorization by shareholder resolution at the Ordinary General Meeting of Shareholders scheduled to be held on June 23, 2006, for the issue of new share acquisition rights in the form of stock options to the Company's Directors, Executive Officers and employees in accordance with the provisions of Articles 236, 238 and 239 of the Company Law of Japan.

1. The reason for the need to recruit persons to accept new share acquisition rights on particularly favorable terms:

   So as to increase the motivation and morale of the Company's Directors, Executive Officers and employees and further expand our profit base and strengthen our corporate constitution, the Company wishes to be able to issue new share acquisition rights without consideration, as set forth in 2 below.

   The value of assets to be contributed upon the exercise of such rights will be based on the current market value, as set forth in 2 (5) below.

2. Terms on which new share acquisition rights may be issued

(1) Persons to whom new share acquisition rights may be allocated:

Directors and Executive Officers of the Company and Corporate Officers under the Company's qualification system.

(2) Number of shares subject to new share acquisition rights:

The maximum number of shares subject to new share acquisition rights shall be 189,000 of the Company's common shares, of which new share acquisition rights covering a maximum of 72,000 shares may be allocated to the Company's Directors.

(3) Total number of new share acquisition rights to be issued:

The maximum total number of new share acquisition rights to be issued will be 189. The maximum total number of rights to be allocated to the Directors shall be 72. (1,000 common shares for every new share acquisition right to be issued)

(4) The need for payment in consideration of new share acquisition rights:

The new share acquisition rights will be issued without consideration.

(5) Value of the assets to be contributed upon exercise of the new share acquisition rights:

The value of the assets to be contributed upon exercise of the new share acquisition rights shall be determined by multiplying the price paid per share issuable upon the exercise of the new share acquisition rights (hereinafter "Exercise Price") by the number of shares subject to such new share acquisition rights. The Exercise Price shall be the price, rounded up to eliminate any fraction of a yen, that is the average of the closing price for transactions in the Company's common shares on the Tokyo Stock Exchange on each day (excluding days on which there were no transactions) of the month immediately prior to the month in which the new share acquisition rights are allocated, multiplied by 1.05; provided, however, that if the Exercise Price as so computed would be less than the closing price for transactions in the Company's common shares on the Tokyo Stock Exchange on the day on which the new share acquisition rights are allocated (or the closing price on the day immediately preceding such date, if there were no transactions on such date), the Exercise Price shall be such closing price.

(6) Term during which the new share acquisition rights can be exercised:

From April 1, 2007 to June 30, 2011

(7) Conditions on exercise of new share acquisition rights:

(i) A person that has been allocated new share acquisition rights (the "Grantee") of must also be, at the time of exercise thereof, a Director, Executive Officer or Corporate Officer of the Company.

(ii) Transfer, pledge, any other encumbrance or inheritance of new share acquisition rights shall not be permitted.

(iii) Other conditions relating to the allocation of the new share acquisition rights shall be stipulated in an agreement concluded between the Company and each of the persons to whom the new share acquisition rights will be allocated, based upon the resolution of this General Meeting of Shareholders and the resolution of the Board of Directors to issue the new share acquisition rights.

(8) Matters concerning increase in capital and capital reserve in case of issuance of shares through exercise of new share acquisition rights:

(i) When shares are issued through the exercise of new share acquisition rights, the amount of capital increase shall be one-half of the maximum limit for increases in capital, etc., calculated in accordance with Article 40, Paragraph 1 of the Corporate Accounting Rules. Fractions of less than ¥1 shall be rounded up in calculations.

(ii) When shares are issued through the exercise of new share acquisition rights, the amount of capital reserve to be added shall be determined by subtracting the amount of capital increase as stipulated in (i) above from the maximum limit for increases in capital, etc. indicated in (i) above.

(9) Limitation on the acquisition of new share acquisition rights by assignment:

Approval of the Board of Directors is required for the acquisition of new share acquisition rights by assignment.

(10) Provisions governing the redemption of new share acquisition rights by the Company:

When the Grantee has not met the conditions of (7) (i) above, or cannot for other reason exercise such rights, the Company may redeem such new share acquisition rights without compensation.

(11) Adjustment in the number of shares subject to new share acquisition rights and the Exercise Price:

(i) If the stock of the Company has been split or subject to a reverse split following the issuance of new share acquisition rights, the number of shares subject to the new share acquisition rights stipulated in (2) above and the number of shares of stock per new share acquisition right stipulated in (3) above are to be adjusted using the following formula. However, the relevant adjustment is to be made only for the number of shares subject to new share acquisition rights that have not been exercised at the relevant point in time, rounding off fractions of a share resulting from the adjustment.

NUMBER OF SHARES AFTER ADJUSTMENT= NUMBER OF SHARES BEFORE ADJUSTMENT × SPLIT OR REVERSE SPLIT RATIO

(ii) When the Company issues new shares at a price below the market price following the issuance of new share acquisition rights, the Exercise Price stipulated in (5) above is to be adjusted according to the following formula, rounding up fractions of less than ¥1 resulting from the adjustment. However, this shall not apply to the issuance of new shares by the Company in cases of the exercise of new share acquisition rights or public offerings at fair value.

$$\text{Post-adjustment Exercise Price} = \text{pre-adjustment Exercise Price} \times \frac{\text{number of shares already issued} + \dfrac{\text{number of shares newly issued} \times \text{pre-adjustment Exercise Price}}{\text{share price before new issuance}}}{\text{number of shares already issued} + \text{increase in number of shares resulting from new issuance}}$$

Moreover, if the Company implements a stock split or a reverse split following the issuance of new share acquisition rights, the Exercise Price shall be adjusted in proportion to the ratio of the stock split or reverse split, rounding up fractions of less than ¥1 resulting from the adjustment.

In addition to the above, if an adjustment of the Exercise Price is necessary, for example if the Company merges with another company, or merges or absorbs by spin-off another company following the issuance of new share acquisition rights, it shall be appropriately adjusted within reasonable limits.

Note) The foregoing is subject to the approval of the proposition of "Issuing New Share Acquisition Rights in the Form of Stock Options to the Company's Directors, Executive Officers and employees" at the Ordinary General Meeting of Shareholders scheduled for June 23, 2006.

For Immediate Release

May 18, 2006

To whom it may concern:

Sumitomo Corporation
Motoyuki Oka, President and CEO
Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section
Contact: Mitsuru Iba,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Re: Sumitomo Corporation Announces Grant of Stock Options for a Stock-Linked Compensation Plan

Sumitomo Corporation (the "Company") hereby announces that at a meeting held today, the Board of Directors resolved to obtain an authorization by shareholder resolution at the Ordinary General Meeting of Shareholders scheduled to be held on June 23, 2006, for the issue of new share acquisition rights in the form of stock options for a stock-linked compensation plan to the Company's Directors and Executive Officers in accordance with the provisions of Articles 236, 238 and 239 of the Company Law of Japan.

1. The reason for the need to recruit persons to accept new share acquisition rights on particularly favorable terms:

   The compensation of the Company's Directors and Executive Officers consists of monthly remuneration, performance linked bonuses, stock options and retirement bonuses. However, this compensation is under review, and along with the abolishment of the retirement bonus system as of the close of the Ordinary General Meeting of Shareholders scheduled to be held on June 23, 2006, the Company wishes to issue new share acquisition rights in the form of stock options for a stock-linked compensation plan as described in 2 below, to link the Company's performance and stock price more clearly to compensation of Directors and Executive Officers, as well as to enhance the sharing of value with all our shareholders.

2. Terms on which new share acquisition rights may be issued

(1) Persons to whom new share acquisition rights may be allocated:
Directors and Executive Officers of the Company

(2) Number of shares subject to new share acquisition rights:
The maximum number of shares subject to new share acquisition rights shall be 150,000 of the Company's common shares, of which new share acquisition rights covering a maximum of 100,000 shares may be allocated to the Company's Directors.

(3) Total number of new share acquisition rights to be issued:
The maximum total number of new share acquisition rights to be issued will be 150. The maximum total number of rights to be allocated to the Directors of the Company shall be 100.
(1,000 common shares for every new share acquisition right to be issued)

(4) The need for payment in consideration of new share acquisition rights:
The new share acquisition rights will be issued without consideration.

(5) Value of the assets to be contributed upon exercise of the new share acquisition rights:
The value of the assets to be contributed upon exercise of the new share acquisition rights shall be determined by multiplying the price paid per share issuable upon the exercise of the new share acquisition rights (hereinafter "Exercise Price") by the number of shares subject to such new share acquisition rights. The Exercise Price shall be one yen (¥1).

(6) Term during which the new share acquisition rights can be exercised
10 years from the day following the day on which a person that has been allocated new share acquisition rights (the "Grantees") becomes neither a Director nor an Executive Officer.

(7) Conditions on exercise of new share acquisition rights:
(i) The Grantee may not exercise the new share acquisition rights when any of the circumstances apply:
(a) When the Grantee has been sentenced to imprisonment or severer penalty during his/her term of office.

(b) When the Grantee or his/her heirs have offered to abandon all or part of the new share acquisition rights in a document in the form specified by the Company.

(ii) Transfer, pledge or any other encumbrance of new share acquisition rights shall not be permitted.

(iii) Other conditions relating to the allocation of the new share acquisition rights shall be stipulated in an agreement concluded between the Company and each of the persons to whom the new share acquisition rights will be allocated, based upon the resolution of this General Meeting of Shareholders and the resolution of the Board of Directors to issue the new share acquisition rights.

(8) Matters concerning increase in capital and capital reserve in case of issuance of shares through exercise of new share acquisition rights:

(i) When shares are issued through the exercise of new share acquisition rights, the amount of capital increase shall be one-half of the maximum limit for increases in capital, etc., calculated in accordance with Article 40, Paragraph 1 of the Corporate Accounting Rules. Fractions of less than ¥1 shall be rounded up in calculations.

(ii) When shares are issued through the exercise of new share acquisition rights, the amount of capital reserve to be added shall be determined by subtracting the amount of capital increase as stipulated in (i) above from the maximum limit for increases in capital, etc. indicated in (i) above.

(9) Limitation on the acquisition of new share acquisition rights by assignment:

Approval of the Board of Directors is required for the acquisition of new share acquisition rights by way of assignment.

(10) Provisions governing the redemption of new share acquisition rights by the Company:

When the Grantee falls under the conditions of (7) (i) above, or cannot exercise such rights for other reasons, the Company may redeem such new share acquisition rights without compensation.

(11) Adjustment in the number of shares subject to new share acquisition rights and the Exercise Price

(i) If the stock of the Company has been split or subject to a reverse split following the issuance of new share acquisition rights, the number of shares subject to the new share acquisition rights stipulated in (2) above and the number of shares of stock per new share acquisition right stipulated in (3) above are to be adjusted using the following formula. However, the relevant adjustment is to be made only for the number of shares subject to new share acquisition rights that have not been exercised at the relevant point in time, rounding off fractions of a share resulting from the adjustment.

NUMBER OF SHARES AFTER ADJUSTMENT= NUMBER OF SHARES BEFORE ADJUSTMENT × SPLIT OR REVERSE SPLIT RATIO

(ii) The Exercise Price shall not be adjusted even in case of the Company's issuance of new shares at a price below the market price, or a stock split or reverse split, following the issuance of new share acquisition rights.

Note) The foregoing is subject to the approval of the proposition of "Issuing New Share Acquisition Rights in the Form of Stock Options for a Stock-Linked Compensation Plan to the Company's Directors and Executive Officers" at the Ordinary General Meeting of Shareholders scheduled for June 23, 2006.